UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-50608

EURASIA ENERGY LIMITED

(Translation of registrant’s name into English)

294 Heywood House

Anguilla, British West Indies

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

[ X ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-3(b) under the Securities Exchange Act of 1934:

Yes ❒ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Exhibits

99.1 Announcement dated May 4, 2017 regarding change of auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2017	EURASIA ENERGY LIMITED

Per:	/s/Gerald R. Tuskey
Gerald R. Tuskey,
Director

Exhibit 99.1

Eurasia Energy Limited

294 Heywood House

Anguilla, British West Indies

EURASIA APPOINTS NEW AUDITOR

Anguilla, British West Indies, May 4, 2017

Eurasia Energy Limited (“Eurasia”) (OTC-PK: EUENF) announces that it has appointed a new auditor to replace Anton & Chia LLP as auditor with effect from February 1, 2017. Anton & Chia resigned as Eurasia’s auditor after Eurasia refused to increase the compensation payable to its auditors under a three year, written, fixed fee arrangement with Anton & Chia. The Board will seek approval of shareholders of Eurasia at the next annual general meeting to appoint Davidson & Company, LLP as new auditors of Eurasia and to hold office until the conclusion of the next annual general meeting of Eurasia. Both of the Board and the audit committee of Eurasia are not aware of any matters in connection with the change of auditor that should be brought to the attention of the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.